Exhibit 99.8

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL AND ELECTION FORM SHOULD BE READ CAREFULLY BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING CIRCULAR (AS DEFINED BELOW), INCLUDING THE APPENDICES ATTACHED THERETO AND THE DOCUMENTS INCORPORATED THEREIN BY REFERENCE BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM. AS PROVIDED IN THE CIRCULAR, IF YOU ARE, OR ARE HOLDING URC SHARES ON BEHALF OF, AN ELIGIBLE HOLDER, YOU MAY MAKE AN ELECTION AS TO THE CONSIDERATION THAT YOU WILL BE ENTITLED TO RECEIVE UNDER THE ARRANGEMENT. IN ORDER FOR YOUR CONSIDERATION ELECTION TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL AND ELECTION FORM MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC., PRIOR TO THE ELECTION DEADLINE. THE DEPOSITARY CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM. URC WILL PROVIDE AS MUCH NOTICE OF THE ELECTION DEADLINE AS IS PRACTICABLE IN THE CIRCUMSTANCES AND, IN ANY EVENT, WILL PROVIDE NOT LESS THAN FIVE (5) BUSINESS DAYS’ PRIOR NOTICE OF THE ELECTION DEADLINE. HOLDERS ARE ADVISED ACCORDINGLY THAT, THEY MAY RECEIVE LIMITED NOTICE OF THE ELECTION DEADLINE AND, ONCE THE ELECTION DEADLINE IS SET, THERE MAY BE LIMITED TIME TO COMPLETE AND DELIVER THIS LETTER OF TRANSMITTAL AND ELECTION FORM (OR TO ADDRESS ANY DEFICIENCIES IDENTIFIED IN ANY DELIVERED FORM), AND DELIVERY DELAYS (INCLUDING BY MAIL OR COURIER) MAY PREVENT TIMELY RECEIPT. ACCORDINGLY, REGISTERED SHAREHOLDERS WHO ARE, OR WHO ARE HOLDING URC SHARES ON BEHALF OF, ELIGIBLE HOLDERS WHO WISH TO MAKE AN ELECTION SHOULD COMPLETE AND RETURN THIS LETTER OF TRANSMITTAL AND ELECTION FORM AS PROMPTLY AS POSSIBLE.

LETTER OF TRANSMITTAL AND ELECTION FORM

TO:	URANIUM ROYALTY CORP. (“URC”)

AND TO:	URANIUM ROYALTY CORP. (DELAWARE) (“New URC”), UROY EXCHANGECO LTD. (“ExchangeCo”) and UROY CALLCO ULC (“CallCo”)

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (the “Depositary”)

This letter of transmittal and election form (this “Letter of Transmittal and Election Form”) is for use by registered holders (the “Registered Shareholders”) of common shares of URC (the “URC Shares”) in connection with the proposed arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act involving, among other things, the acquisition by ExchangeCo, an indirect wholly-owned subsidiary of New URC, of all of the issued and outstanding URC Shares, all as more fully described in the management information circular of URC dated June 19, 2026 (the “Circular”) that accompanies this Letter of Transmittal and Election Form. Capitalized terms used but not defined in this Letter of Transmittal and Election Form have the respective meanings set out in the Circular.

This Letter of Transmittal and Election Form is for use by Registered Shareholders only. If you are not a Registered Shareholder, meaning your URC Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for instructions and assistance in delivering your URC Shares and making an election. You should not complete this Letter of Transmittal and Election Form unless specifically instructed to do so by your nominee.

URC Shareholders should consult their professional advisors prior to making an election as to the form of the Consideration (as defined below) they wish to receive under the Arrangement.

The Arrangement will result in ExchangeCo owning all of the issued and outstanding URC Shares (other than those held by Dissenting Holders). In exchange for each URC Share, URC Shareholders will receive, at their election:

(a)	one share of New URC voting common stock (each, a “New URC Share”); and/or

(b)	for Eligible Holders who so elect, one exchangeable share of ExchangeCo (each, an “Exchangeable Share”, and together with the New URC Shares, the “Consideration”).

Each URC Share shall be exchanged on a one-for-one basis for either one New URC Share or one Exchangeable Share, as applicable. For greater certainty, the number of New URC Shares and Exchangeable Shares issuable in respect of each URC Share is the same.

URC Shareholders who are, or are holding URC Shares on behalf of, Eligible Holders may elect to receive some or all of the Consideration to which they are entitled under the Arrangement in the form of Exchangeable Shares. A URC Shareholder who is, or is holding URC Shares on behalf of, an Eligible Holder and wishes to elect to receive some or all of the Consideration to which such Eligible Holder is entitled under the Arrangement in the form of Exchangeable Shares must indicate, in Box A of Step 3, the number of URC Shares such Eligible Holder holds and wishes to exchange for Exchangeable Shares.

In no event shall any URC Shareholder be entitled to a fractional New URC Share or Exchangeable Share pursuant to the Arrangement.

If a properly completed and executed Letter of Transmittal and Election Form in respect of any of your URC Shares, together with the certificate(s) representing such URC Shares (or, if such URC Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such URC Shares on a book-entry account statement, it being understood that any reference herein to “certificates” shall be deemed to include references to book-entry account statements relating to the ownership of URC Shares) and all other required documentation, is not deposited with the Depositary prior to the Election Deadline (as defined below), or you have not otherwise made an election to receive Exchangeable Shares for such URC Shares in a manner that is reasonably acceptable to New URC and URC prior to the Effective Time, or if the Depositary determines, in consultation with New URC and URC, that your election was not properly made with respect to your URC Shares, you will be deemed to have made an election (a “Deemed Election”) to receive, New URC Shares.

If you are, or are holding URC Shares on behalf of, an Eligible Holder, to make a valid election to receive Exchangeable Shares under the Arrangement, this Letter of Transmittal and Election Form must be received by the Depositary prior to the election deadline, being the date and time as agreed by URC and the Sweetwater Investors (each acting reasonably) and set in accordance with Section 3.1(b) of the Plan of Arrangement (the “Election Deadline”), or you must otherwise make an election to receive Exchangeable Shares for such URC Shares in a manner that is reasonably acceptable to New URC and URC prior to the Effective Time.

If you are an Eligible Holder that validly elects to receive some or all of the Consideration to which you are entitled under the Arrangement in the form of Exchangeable Shares, you may elect to, and file a joint tax election pursuant to subsection 85(1) or subsection 85(2), as applicable, of the Tax Act (and in each case, where applicable, the analogous provisions of any provincial income tax legislation) with ExchangeCo in respect of some or all of your URC Shares deposited hereunder.

Completion of the Arrangement is subject to the satisfaction or waiver of certain conditions. No payment of any Consideration will be made prior to the Effective Time.

All elections and deposits made under this Letter of Transmittal and Election Form are irrevocable except that all Letter of Transmittal and Election Forms will be automatically revoked if the Depositary is notified in writing by URC that the Arrangement Agreement has been terminated.

GENERAL INFORMATION FOR ALL URC SHAREHOLDERS

All Registered Shareholders are required to complete Steps 1 and 2. Eligible Holders, or Registered Shareholders holding URC Shares on behalf of Eligible Holders, who wish to make an election to receive Exchangeable Shares must also complete Step 3.

The undersigned acknowledges and understands that, in order to receive the Consideration the undersigned is entitled to and elects to receive under the Arrangement, this Letter of Transmittal and Election Form, duly completed and signed in accordance with the instructions set out below, together with all other required documentation, and the certificate(s) representing the URC Shares must be deposited with the Depositary as set forth herein. Upon receipt and deposit of such materials, the Depositary will, following the completion of the Arrangement, send to the undersigned or hold for pick-up, in accordance with the instructions given below, written evidence of the book entry issuance, Direct Registration System (DRS) Advice, or copies of certificate(s) representing, the New URC Shares or Exchangeable Shares, as applicable, the undersigned is entitled to receive. Any New URC Shares or Exchangeable Shares, as applicable, issued as Consideration for the URC Shares deposited hereunder will be issued in the name of the URC Shareholder as it appears in Step 1.

The undersigned URC Shareholder covenants, represents and warrants that: (i) this Letter of Transmittal and Election Form has been duly and validly executed and delivered by the undersigned and constitutes the legal and binding obligation of the undersigned, enforceable against the undersigned in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) it has all necessary approval and authorization to execute and deliver this Letter of Transmittal and Election Form and execute its obligations hereunder; (iii) such URC Shareholder is the registered owner of the URC Shares being deposited hereunder and has good title to such shares; (iv) the URC Shares being deposited hereunder are free and clear of all hypothecs, liens, charges, encumbrances, mortgages, security interests and adverse claims; (v) such URC Shareholder has full power and authority to execute and deliver this Letter of Transmittal and Election Form and to deposit and surrender the certificate(s) (or DRS position) representing the URC Shares being deposited hereunder for exchange for the Consideration in accordance with the Arrangement and the Plan of Arrangement and, at the Effective Time, pursuant to the Arrangement and the Plan of Arrangement, ExchangeCo and CallCo, as applicable, will acquire good title to such URC Shares free and clear of any hypothecs, liens, charges, encumbrances, mortgages and security interests and none of URC, New URC, CallCo or ExchangeCo or any successors thereto will be subject to any adverse claim in respect of such URC Shares; (vi) all information inserted into this Letter of Transmittal and Election Form by such URC Shareholder is accurate; (vii) the URC Shares being deposited hereunder have not been sold, assigned or transferred nor has any agreement been entered into to sell, assign or transfer any such URC Shares to any Person other than ExchangeCo; (viii) such URC Shareholder will execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing URC Shares for the Consideration such URC Shareholder is entitled to receive; (ix) all authority conferred or agreed to be conferred by such URC Shareholder herein may be exercised during any subsequent legal incapacity of such URC Shareholder and shall survive the death, incapacity, bankruptcy or insolvency of such URC Shareholder and all obligations of such URC Shareholder herein shall be binding upon any heirs, personal representatives, successors and assigns of such URC Shareholder; (x) such URC Shareholder will not transfer or permit to be transferred any of the deposited URC Shares; (xi) such URC Shareholder is not a Dissenting Holder and has not delivered a notice exercising Dissent Rights; and (xii) none of New URC, ExchangeCo, CallCo and URC nor any of their directors, officers, advisors or representatives are responsible for the proper completion of this Letter of Transmittal and Election Form. The covenants, representations and warranties of the undersigned URC Shareholder herein contained shall survive the completion of the Arrangement.

The undersigned acknowledges and agrees that this Letter of Transmittal and Election Form is not, and shall not be construed as, a proxy granted for use at the Meeting and that this Letter of Transmittal and Election Form shall not serve to revoke any proxy for use at the Meeting previously conferred or agreed to be conferred by the undersigned (whether as agent, attorney-in-fact, attorney, proxy or otherwise) at any time with respect to the URC Shares deposited hereunder. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, except a proxy granted for use at the Meeting, has been or will be granted with respect to the URC Shares deposited hereunder. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form will survive the death or incapacity of the undersigned and any obligations of the undersigned hereunder are binding upon the heirs, legal representatives, successors and assigns of the undersigned.

Unless otherwise indicated in Step 4, the undersigned instructs the Depositary to mail written evidence of the book entry issuance or copies of certificate(s) representing the New URC Shares or Exchangeable Shares, as applicable, the undersigned is entitled to receive in exchange for the URC Shares deposited hereunder to the undersigned at the address of the undersigned as shown on the register of URC Shareholders maintained by the transfer agent for the URC Shares.

If the Depositary does not receive this Letter of Transmittal and Election Form properly completed and duly executed, together with the certificate(s) representing the URC Shares deposited hereunder, if any, and all other required documentation, or the undersigned otherwise fails to comply with the requirements of the Plan of Arrangement before the Election Deadline, or the undersigned has not otherwise made an election to receive Exchangeable Shares for such URC Shares in a manner that is reasonably acceptable to New URC and URC prior to the Effective Time, the undersigned will be deemed to have made a Deemed Election. As such, you will receive New URC Shares.

All elections and deposits made under this Letter of Transmittal and Election Form are irrevocable and may not be withdrawn by a URC Shareholder except that all Letters of Transmittal and Election Forms will be automatically revoked if the Depositary is notified in writing by URC that the Arrangement Agreement has been terminated. If the Arrangement is not completed for any reason, the certificate(s) representing the URC Shares deposited hereunder and all other ancillary documents will be returned to the undersigned by mail at the address of the undersigned as shown on the register of URC Shareholders maintained by the transfer agent for the URC Shares unless the undersigned completes Step 4, in which case such URC Shares and other documents will be mailed to the undersigned at the address specified in Step 4. The undersigned recognizes that none of URC, New URC, ExchangeCo, CallCo or the Depositary has any obligation or authority pursuant to the instructions given below to transfer any URC Shares from the name of the Registered Shareholder thereof if the Arrangement is not completed.

As of the completion of the acquisition by ExchangeCo of the URC Shares at the Effective Time, the undersigned will cease to be a holder of URC Shares and to have any rights as a holder of URC Shares other than the right to receive the Consideration in accordance with the Plan of Arrangement upon delivery of this Letter of Transmittal and Election Form together with the certificate(s) representing such URC Shares and all other required documentation to the Depositary. The undersigned acknowledges and agrees that under no circumstance will interest accrue or be paid on the Consideration which the undersigned is entitled to receive under the Arrangement.

The undersigned acknowledges and understands that the Plan of Arrangement provides that any certificate which immediately prior to the Effective Time represented URC Shares that were transferred pursuant to the Plan of Arrangement and not duly surrendered, with all other required instruments, on or prior to the third anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature against URC, New URC, CallCo, ExchangeCo or any of their respective affiliates and the Depositary. On such date, all New URC Shares to which such former URC Shareholder was ultimately entitled shall be deemed to have been surrendered for no consideration to ExchangeCo or New URC, as applicable, by the Depositary and the New URC Shares shall be deemed to be cancelled for nil consideration. Therefore, all Registered Shareholders, whether or not they are able to elect to receive, and whether or not they wish to elect to receive, Exchangeable Shares under the Arrangement, should properly complete and execute this Letter of Transmittal and Election Form and return it, together with the certificate(s) representing their URC Shares and all other required documentation, to the Depositary.

New URC, ExchangeCo, CallCo, URC, the Depositary and any other Person that has any withholding obligation with respect to any amount paid or deemed to be paid under the Plan of Arrangement shall be entitled to deduct and withhold, or direct New URC, ExchangeCo, CallCo, URC or the Depositary to deduct and withhold on their behalf, from any consideration paid, deemed paid or otherwise deliverable to any Person under the Plan of Arrangement (including Dissenting Holders), such amounts as are required to be deducted or withheld with respect to such payment or deemed payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provision of any other tax law in accordance with the withholding provisions of the Plan of Arrangement and shall be deemed to have been paid to such Person, provided that such deducted or withheld amounts are actually remitted to the appropriate governmental authority or entity when required by law by, or on behalf of, the payor.

The undersigned, by using this Letter of Transmittal and Election Form, is deemed to have required that any contract evidencing the Arrangement, as well as all documents related thereto, be exclusively in the English language. Le soussigné, en utilisant cette lettre d’envoi et formulaire de choix, est considéré avoir exigé que tout contrat démontrant l’Arrangement, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

PLEASE CAREFULLY READ THE CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

Step 1 – DESCRIPTION OF URC SHARES DEPOSITED

All Registered Shareholders must complete this Step 1.

For Registered Shareholders holding URC Shares represented by physical share certificate(s), you must complete the description below and enclose such certificate(s) with this Letter of Transmittal and Election Form in order to receive the Consideration.

For Registered Shareholders holding URC Shares in a book-based position and evidenced by a DRS statement, you are not required to enclose or deliver any share certificate(s) with this Letter of Transmittal and Election Form. Instead, you must complete the description below using your name and DRS holder account number and return this Letter of Transmittal and Election Form to the Depositary.

Provide the following information with respect to the URC Shares deposited hereunder:

DESCRIPTION OF CERTIFICATES DEPOSITED
Name(s) and Address(es) of Registered Shareholder(s) (Please fill in exactly as name(s) appear(s) on Certificate(s) or DRS statement(s))	Certificate Number or DRS Holder ID Number	Number of URC Shares Deposited

Total Number of URC Shares Deposited

Notes:

(1)	If the space above is insufficient to list all certificates for the deposited URC Shares, please attach a separate schedule to this Letter of Transmittal and Election Form as outlined in Instruction 3.

(2)	The total of the number of URC Shares listed in the table above must equal the total number of URC Shares represented by the certificate(s) enclosed with this Letter of Transmittal and Election Form.

☐ Check this box if you are a United States person. See Instruction 7.

IRS FORM W-9 OR APPLICABLE IRS FORM W-8

Under U.S. federal income tax law, a URC Shareholder that surrenders URC Shares in exchange for Consideration pursuant to the Arrangement may be subject to U.S. information reporting and backup withholding requirements. Each URC Shareholder that is a “United States person” for U.S. federal income tax purposes (a “U.S. Holder”) is required to provide the Depositary with such shareholder’s correct Taxpayer Identification Number (“TIN”) on a properly completed IRS Form W-9, which is enclosed herewith, or backup withholding at a rate of 24% may apply with respect to any reportable payments made to such U.S. Holder.

A URC Shareholder that is not a U.S. Holder (a “Non-U.S. Holder”) is generally not subject to backup withholding. To establish an exemption from backup withholding, a Non-U.S. Holder should submit a properly completed applicable IRS Form W-8 (e.g., IRS Form W-8BEN or W-8BEN-E, as applicable), certifying such Non-U.S. Holder’s foreign status. The appropriate IRS Form W-8 may be obtained from the IRS website at www.irs.gov.

FAILURE TO PROPERLY COMPLETE AND RETURN THE APPLICABLE IRS TAX FORM MAY RESULT IN BACKUP WITHHOLDING ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE ARRANGEMENT. PLEASE CONSULT YOUR TAX ADVISOR FOR FURTHER GUIDANCE. SEE INSTRUCTION 7.

Step 2 — AUTHORIZATION

All Registered Shareholders must complete this Step 2.

The undersigned hereby deposits the certificate(s) and/or DRS statements representing the URC Shares described above under Step 1 to be dealt with, upon completion of the Arrangement, in accordance with this Letter of Transmittal and Election Form.

You must also complete and sign the enclosed IRS Form W-9 (if you are a U.S. Holder) or an applicable IRS Form W-8 (if you are a Non-U.S. Holder) and return it with this Letter of Transmittal and Election Form. See Instruction 7.

URC SHAREHOLDER SIGNATURE(S)

This box must be signed by the Registered Shareholder of the URC Shares deposited hereunder exactly as his, her or its name(s) appear(s) on the certificate(s) and/or DRS statements representing such URC Shares. See Instruction 4. If this box is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other Person acting in a fiduciary or representative capacity, please provide the information described in Instruction 4.

Name of Signatory Signature of URC Shareholder or Authorized Signatory (see Instruction 4) Name and Capacity of Authorized Representative or Attorney (if applicable) Telephone (business hours) Date

Unless the undersigned has completed Step 4 or 5 below, the undersigned, by signing above, requests that written evidence of the book entry issuance of, or certificate(s) representing the New URC Shares or Exchangeable Shares, as applicable be delivered by first class mail to the undersigned at the address of the undersigned as shown on the register of URC Shareholders maintained by the transfer agent for the URC Shares.

Step 3 — ELIGIBLE HOLDERS

Only Registered Shareholders who are, or who are holding URC Shares on behalf of, Eligible Holders who wish to receive Exchangeable Shares for all or a portion of their URC Shares are required to complete this Step 3.

If you are an Eligible Holder and the Registered Shareholder does not complete this Step 3 prior to the Election Deadline, or you do not otherwise make an election to receive Exchangeable Shares for such URC Shares in a manner that is reasonably acceptable to New URC and URC prior to the Election Deadline, you will be deemed to have made an election to receive the Consideration in the form of New URC Shares.

The Consideration the undersigned is entitled to receive will depend on whether or not the undersigned is, or is holding URC Shares on behalf of, an Eligible Holder. Registered Shareholders who are Eligible Holders (other than URC Shareholders who have properly exercised Dissent Rights), and who have properly completed, duly executed and delivered this Letter of Transmittal and Election Form together with the certificate(s) representing such URC Shares, if any, and all other required documentation to the Depositary, and who have validly elected to receive Exchangeable Shares, in each case, prior to the Election Deadline will be entitled to receive, upon completion of the Arrangement, Exchangeable Shares as consideration for the URC Shares.

“Eligible Holder” means a URC Shareholder that is: (a) a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act; or (b) a partnership, any direct or indirect member of which is a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from Tax under Part I of the Tax Act.

If the undersigned Registered Shareholder is, or holds URC Shares on behalf of, an Eligible Holder who wishes to receive the Consideration to which they are entitled under the Arrangement in the form of Exchangeable Shares for the URC Shares deposited hereunder, the undersigned must complete the information in Box A below:

BOX A

☐	The undersigned represents that he/she/it is, or is holding URC Shares on behalf of, an Eligible Holder (as defined above).

☐	The undersigned, as an Eligible Holder or a Registered Shareholder holding URC Shares on behalf of an Eligible Holder, wishes to receive Exchangeable Shares in exchange for the following number of URC Shares deposited hereunder: _______________.

An Eligible Holder or a Registered Shareholder holding URC Shares on behalf of an Eligible Holder (as applicable) that selects the foregoing option for a number of Electing URC Shares that is less than the aggregate number of URC Shares described above in Step 1 will receive the balance of the Consideration to which such Eligible Holder is otherwise entitled with respect to such Non-Electing URC Shares deposited hereunder in the form of New URC Shares.

☐	The undersigned wishes to make a tax election pursuant to subsection 85(1) or subsection 85(2), as applicable, of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) (as applicable, a “Joint Tax Election”) with ExchangeCo in respect of the above-listed URC Shares deposited hereunder.

Email address:_______________________________________

By completing the information in the above box, the undersigned:

(a)	represents and warrants that the undersigned is, or holds URC Shares on behalf of, and will be, or will hold URC Shares on behalf of, at the Effective Time, an Eligible Holder;

(b)	acknowledges that a full or partial Canadian tax deferral is only available to the extent that the undersigned receives Exchangeable Shares as part of the Consideration and validly makes a Joint Tax Election with ExchangeCo as described under the heading “Certain Canadian Federal Income Tax Considerations” in the Circular;

(c)	acknowledges and understands that a URC Shareholder who wishes to make a Joint Tax Election must send two signed copies of the necessary prescribed election forms at the address specified in the tax election package within 60 days following the Effective Date, duly completed with: (i) the required information concerning such holder, (ii) the details of the number of URC Shares deposited; and (iii) the applicable elected amounts for the purposes of such elections; and

(d)	acknowledges and understands that none of New URC, ExchangeCo, CallCo or URC will be responsible for the proper or accurate completion of any Joint Tax Election form or for checking or verifying the content of any Joint Tax Election form and, except for ExchangeCo’s obligation to return duly completed Joint Tax Election forms (which are received within 60 days after the Effective Date) within 60 days after the receipt thereof, none of New URC, ExchangeCo, CallCo or URC will be responsible for any taxes, interest or penalties resulting from the failure by an Eligible Holder to properly and accurately complete or file the necessary Joint Tax Election forms in the form, manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).

The undersigned further acknowledges and understands that:

(e)	the Canadian tax consequences of receiving or holding Exchangeable Shares may differ significantly from the Canadian tax consequences of receiving or holding New URC Shares, depending upon the particular circumstances of an Eligible Holder. Careful consideration should be given by Eligible Holders to the tax consequences in determining whether or not an election should be made to receive Exchangeable Shares in connection with the Arrangement. Registered Shareholders that are, or that hold URC Shares on behalf of, Eligible Holders should consult their financial and tax advisors prior to making an election as to the consideration they wish to receive pursuant to the Arrangement; and

(f)	where an Eligible Holder and ExchangeCo make a Joint Tax Election, such holder may nonetheless realize a capital gain on the disposition of such holder’s URC Shares in certain circumstances. Eligible Holders wishing to make a Joint Tax Election should consult their own tax advisors.

Step 4 – SPECIAL DELIVERY INSTRUCTIONS

A URC Shareholder must complete this step only if it wishes to have the written evidence of book entry issuance or share certificate(s), as applicable, the undersigned is entitled to receive upon completion of the Arrangement delivered to an address other than the address of the undersigned as shown on the register of URC Shareholders maintained by the transfer agent for the URC Shares.

SPECIAL DELIVERY INSTRUCTIONS See Instruction 5	☐	Mail written evidence of book entry issuance or share certificate(s), as applicable, to
Name:

Address:

If special delivery instructions have been selected, please proceed to Step 5.

Step 5 – SIGNATURE GUARANTEE

GUARANTEE OF SIGNATURE(S) (If required under Instructions 4, 5 or 6)
Signature:

Name of Firm:

Address:

Telephone:

Dated:
(Stamp)

Step 6 - LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact the Depositary for additional instructions. Any Person who, knowingly and with intent to defraud any insurance company or other Person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

PREMIUM CALCULATION

Lost URC Shares X CAD $0.2165 = Premium Payable $ _____________________ NOTE: Payment NOT required if premium is less than $5.00.

The option to replace your certificate by completing this Step 6 will expire one year from the Effective Date of the Arrangement. After this date, shareholders must contact the Depositary for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless URC, New URC, ExchangeCo, CallCo, the Depositary, Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD $0.2165 per lost URC Share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

INSTRUCTIONS

1.	Use of Letter of Transmittal and Election Form

This Letter of Transmittal and Election Form is for use by Registered Shareholders only. A properly completed and duly executed Letter of Transmittal and Election Form in the appropriate form (or a manually signed facsimile thereof) must be received by the Depositary, along with certificates representing the applicable URC Shares, if any, and all other documents required by the Depositary, at the appropriate address specified on the back page of this Letter of Transmittal and Election Form, in order to facilitate prompt delivery of the Consideration the applicable Registered Shareholders is entitled to receive.

In order for an Eligible Holder, or a Registered Shareholder holding URC Shares on behalf of an Eligible Holder, to receive Exchangeable Shares and make a valid election, this Letter of Transmittal and Election Form (or manually signed facsimile thereof), together with the accompanying certificate(s) representing URC Shares, if any, and all other required documentation, must be received by the Depositary at the appropriate address specified on the back page of this Letter of Transmittal and Election Form prior to the Election Deadline. The Election Deadline will be announced by way of press release by URC in accordance with Section 3.1(b) of the Plan of Arrangement. If the Depositary does not receive this Letter of Transmittal and Election Form properly completed and duly executed, together with your certificate(s) representing the URC Shares and all other required documentation prior to the Election Deadline, or you do not otherwise make an election to receive Exchangeable Shares for such URC Shares in a manner that is reasonably acceptable to New URC and URC prior to the Effective Time, you will be deemed to have made a Deemed Election to receive New URC Shares. We recommend that you complete and submit this Letter of Transmittal and Election Form as soon as you have made a decision regarding the form of the Consideration you wish to receive under the Arrangement.

If you are not a Registered Shareholder, meaning your URC Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for instructions and assistance in delivering your URC Shares as soon as possible.

The Plan of Arrangement provides that any certificate which immediately prior to the Effective Time represented URC Shares that were transferred pursuant to the Plan of Arrangement and not duly surrendered, with all other required instruments, on or prior to the third anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature against URC, New URC, CallCo, ExchangeCo or any of their respective affiliates and the Depositary. On such date, all New URC Shares to which such former URC Shareholder was ultimately entitled shall be deemed to have been surrendered for no consideration to ExchangeCo or New URC, as applicable, by the Depositary, and the New URC Shares shall be deemed to be cancelled for nil consideration.

All elections and deposits made under this Letter of Transmittal and Election Form are irrevocable except that all Letter of Transmittal and Election Forms will be automatically revoked if the Depositary is notified in writing by URC that the Arrangement Agreement has been terminated.

2.	Delivery of Letter of Transmittal and Election Form and Certificates

The method used to deliver this Letter of Transmittal and Election Form and the certificate(s) representing the URC Shares deposited hereunder, if any, is at the option and risk of the Person depositing such materials and all other required documentation and delivery will be deemed to be effective only when such documents are actually received by the Depositary. URC and New URC recommend that these documents be delivered by hand to the Depositary at the address specified on the back page of this Letter of Transmittal and Election Form and a receipt obtained; otherwise, the use of registered mail, properly insured, with return receipt requested is recommended.

3.	Insufficient Space

If the space provided in Step 1 of this Letter of Transmittal and Election Form is insufficient to list all certificates for the deposited URC Shares, the required information with respect to each of the URC Shares deposited hereunder should be attached as a separate schedule to this Letter of Transmittal and Election Form, which separate schedule must be signed by the URC Shareholder.

4.	Signatures on Letter of Transmittal and Election Form, Powers and Endorsements

This Letter of Transmittal and Election Form must be completed and signed by the Registered Shareholder of the URC Shares deposited hereunder or by such holder’s duly authorized representative (at Step 2 of this Letter of Transmittal and Election Form).

(a)	If this Letter of Transmittal and Election Form is signed by the Registered Shareholder(s) of the URC Shares deposited hereunder, the signature(s) must correspond with the name(s) of the Registered Shareholder(s) as written on the face of the certificate(s) without any change whatsoever. If any of the URC Shares deposited hereunder are held of record by two or more joint owners, all the owners must sign this Letter of Transmittal and Election Form. If any deposited URC Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit a separate Letter of Transmittal and Election Form for each different registration. If this Letter of Transmittal and Election Form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other Person acting in a fiduciary or representative capacity, those Persons should so indicate below the signature on the line marked “Name and Capacity of Authorized Representative or Attorney” when signing, and evidence satisfactory to the Depositary of such Person’s authority to act should be submitted. The Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

(b)	If this Letter of Transmittal and Election Form is signed by a Person other than the Registered Shareholder(s) of the URC Shares deposited hereunder:

(i)	the certificate(s) representing such URC Shares must be endorsed or accompanied by appropriate share transfer or share transfer powers and applicable company and shareholder approvals; and

(ii)	the signature(s) on such share transfer or stock transfer power must correspond with the name(s) of the Registered Shareholder(s) as written on the face of such certificate(s) without any change whatsoever and must be guaranteed as noted in Instruction 6.

(c)	No alternative, conditional or contingent deposits will be accepted.

5.	Special Delivery Instructions

If the written evidence of book entry issuance or share certificate(s), as applicable, the undersigned is entitled to receive upon completion of the Arrangement are to be sent to an address other than the address of the undersigned as shown on the register of URC Shareholders maintained by the transfer agent for the URC Shares, Step 4 should be completed. If special delivery instructions are provided at Step 4, the undersigned’s signature should be guaranteed as noted in Instruction 6.

6.	Guarantee of Signatures

If (a) the Letter of Transmittal and Election Form is signed by a Person other than the Registered Shareholder(s) of the URC Shares deposited hereunder or (b) the undersigned has provided special delivery instructions to the Depositary pursuant to Step 4, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

7.	IRS Form W-9 or Applicable IRS Form W-8

Under U.S. federal income tax law, a URC Shareholder that is a “United States person” for U.S. federal income tax purposes (a “U.S. Holder”) is generally required to provide the Depositary with such shareholder’s correct Taxpayer Identification Number (“TIN”) on the enclosed IRS Form W-9, or backup withholding at a 24% rate may apply. If the certificate(s) are in more than one name or are not in the name of the actual owner, consult the enclosed IRS Form W-9 instructions for additional guidance on which number to report. Failure to provide the information on IRS Form W-9 may subject the surrendering URC Shareholder to 24% backup withholding on any reportable payments. Certain U.S. Holders are not subject to these backup withholding requirements. Please review the enclosed instructions to IRS Form W-9 for additional details.

A URC Shareholder that is not a U.S. Holder (a “Non-U.S. Holder”) is generally not subject to backup withholding. To prevent backup withholding, a Non-U.S. Holder should submit a properly completed applicable IRS Form W-8, certifying such Non-U.S. Holder’s foreign status. To obtain the appropriate IRS Form W-8, please visit the IRS website at www.irs.gov.

In all cases, tax forms prepared and submitted with this Letter of Transmittal and Election Form should be completed in accordance with the instructions from the IRS attached to each form or available at www.irs.gov. Please consult your independent legal, accounting or financial advisor for further questions.

8.	Lost Certificates

In the event a certificate evidencing one or more outstanding URC Shares has been lost, stolen or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing such loss, theft or destruction, to the Depositary. The Depositary will respond with the replacement instructions and requirements in order for the URC Shareholder to receive his, her or its entitlements (which will include an indemnity bonding requirement). If a URC Shareholder wishes to make an election in respect of the Consideration to be received in exchange for the URC Shares deposited hereunder, the foregoing action must be taken sufficiently in advance of the Election Deadline in order for such holder to obtain a replacement certificate or other evidence of such URC Shares in sufficient time to permit such URC Shares to be deposited prior to the Election Deadline. Alternatively, Shareholders who have lost, stolen or destroyed their certificate(s) may participate in the Depositary’s blanket bond program with Aviva Insurance Company of Canada by completing the information in Step 6 above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

9.	Requests for Assistance and Additional Copies

Questions and requests for assistance may be directed to the Depositary and additional copies of this Letter of Transmittal and Election Form may be obtained, without charge, on request from the Depositary at the telephone number or address specified on the back page of this Letter of Transmittal and Election Form. URC Shareholders may also contact their broker, investment dealer, bank, trust company or other nominee for assistance.

10.	Defects or Irregularities in the Declaration and/or Deposit

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of URC Shares deposited pursuant to the Arrangement will be determined by URC, New URC, CallCo and ExchangeCo in their sole discretion. URC Shareholders agree that such determination shall be final and binding. URC, New URC, CallCo and ExchangeCo reserve the right, if they so determine, to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by the Depositary. There shall be no duty or obligation of URC, New URC, CallCo or ExchangeCo to give notice of any defects or irregularities of any deposit and no liability shall be incurred by any of them for failure to give any such notice.

11.	Questions

If a URC Shareholder has any questions about the information contained in this Letter of Transmittal and Election Form or requires assistance in completing this Letter of Transmittal and Election Form, please contact the Depositary at:

Email: corporationactions@computershare.com

Telephone within North America: 1-800-564-6253

Outside of North America: 1-514-982-7555

You may also direct inquiries to Rod Talaifar of Sangra Moller LLP, URC’s counsel, by email at rtalaifar@sangra.com.

12.	Governing Law

The Letter of Transmittal and Election Form will be construed in accordance with and be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

13.	Privacy Notice

The Depositary is committed to protecting your personal information. In the course of providing services to you and its corporate clients, the Depositary receives non-public personal information about you from transactions it perform for you, forms you send it, other communications it has with you or your representatives, etc. This information could include your name, contact details (such as residential address, correspondence address, email address), social insurance number, survey responses, securities holdings and other financial information. The Depositary uses this to administer your account, to better serve your and its clients’ needs and for other lawful purposes relating to its services. The Depositary may transfer personal information to other companies located outside of your province within Canada, or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Where the Depositary shares your personal information with other companies to provide services to you, it ensures they have adequate safeguards to protect your personal information as per applicable Canadian privacy laws. The Depositary also ensures the protection of rights of data subjects under the General Data Protection Regulation, where applicable. The Depositary has prepared a Privacy Code to tell you more about its information practices, how your privacy is protected and how to contact its Chief Privacy Officer. It is available at the Depositary’s website, www.computershare.com, or by writing to it at 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6. The Depositary will use the information you are providing in order to process your request and will treat your signature(s) as your consent to it so doing.

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or by Courier:

Computershare Investor Services Inc.

320 Bay Street, 14th Floor

Toronto Ontario M5H 4A6

Attention: Corporate Actions

By Mail:

Computershare Investor Services Inc.

P O Box 7021

31 Adelaide St E

Toronto, Ontario M5C 3H2

Attention: Corporate Actions

Inquiries

Telephone (within North America): 1-800-564-6253

Outside of North America: 1-514-982-7555

Email: corporationactions@computershare.com